Exhibit 21.1

Subsidiaries of Integrated Rail & Resources Inc.

Subsidiary Name	Jurisdiction of Organization	Direct Parent
Integrated Rail and Resources Acquisition Corp.	Delaware	Integrated Rail & Resources Inc. (direct, wholly owned)
Uinta Lower Holdings, Inc.	Delaware	Integrated Rail & Resources Inc. (direct, wholly owned)
Tar Sands Holdings II, LLC	Utah	Uinta Lower Holdings, Inc. (direct, wholly owned)